02018848

AB 3/13/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 5 2002
WASH., D.C.

SEC FILE NUMBER
8-26476

8-46789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Securities International, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1011 Route 22
(No. and Street)

Bridgewater (City) New Jersey (State) 08807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. DeVito 908-707-4422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
P MAR 2 6 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, John P.
(Name — *if individual, state last, first, middle name*)

528 N. New Street (Address) Bethlehem (City) Pennsylvania (State) 18018 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KA

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph J. DeVito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities International, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

MICHA[illegible]
NOTARY PU[illegible] [illegible]EY
MY COMMISSION [illegible] JAN. 21, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

John P. Morey
Certified Public Accountant

To the Stockholder and the Board of Directors
Securities International, Inc.

I have audited the accompanying statement of financial condition of Securities International, Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities International, Inc., as of December 31, 2001 in conformity with generally accepted accounting principles.

John P. Morey

John P. Morey, CPA

February 6, 2002

528 N. New Street
Bethlehem, PA 18018

Tel: (610) 882-1000
Fax: (610) 882-2418

SECURITIES INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash	$ 115,189	
Securities owned:		
Not readily marketable, at estimated fair value	3,300	
TOTAL ASSETS		$ 118,489
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$1,500	
Taxes payable	100	
TOTAL LIABILITES		1,600
STOCKHOLDER'S EQUITY		
Common stock - no par value,		
1,000 shares authorized, 100 shares issued and outstanding	120,000	
Retained earnings	(3,111)	
		116,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 118,489

The accompanying notes are an integral part of this statement.

SECURITIES INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Securities International, Inc. is a registered broker-dealer in securities under the Securities Act of 1934.

INCOME TAXES

The stockholder of the Company has elected "S" Corporation status under applicable provisions of the Internal Revenue Code. Therefore, no provision for Federal income tax has been provided. Instead, the stockholder has consented to include his pro rata share of the income or loss on his individual tax return. Tax on income is comprised of New Jersey corporate tax.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: CASH FLOW INFORMATION

The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes for the period ended December 31, 2001 was as follows:

Interest (net of capitalized)	$ -
Income taxes	$ 351

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2001, the Company had net capital of $ 113,589, which was $ 108,589 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .014 to 1.

NOTE 4: CONCENTRATIONS OF CREDIT RISK

At December 31, 2001, the Company had $ 15,189 cash in one bank in excess of the federally insured amount.